Fidelis Insurance Holdings Limited Announces Pricing of $400 Million of 7.750% Fixed-Rate Reset Subordinated Notes Due 2055
PEMBROKE, Bermuda, June 10, 2025 — Fidelis Insurance Holdings Limited (NYSE:FIHL) ("Fidelis Insurance Group" or the "Company"), a global specialty insurer, announced today the pricing of $400 million aggregate principal amount of its 7.750% Fixed-Rate Reset Subordinated Notes due 2055 (the “Notes”). The offering is expected to close on June 13, 2025, subject to satisfaction of customary closing conditions.
Fidelis Insurance Group intends to use a portion of the net proceeds from this offering to fund its redemption of the 9.00% Fixed Rate/Floating Rate Cumulative Preference Shares, Series A, par value U.S. $0.01. The Company intends to use the remaining net proceeds from this offering for general corporate purposes.

Wells Fargo Securities, Barclays and Lloyds Securities are acting as joint book-running managers for the offering.

The Notes are being offered pursuant to an effective shelf registration statement that has previously been filed with the U.S. Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer to sell or solicitation to buy will be made solely by means of a prospectus and related prospectus supplement filed with the SEC. You may obtain these documents without charge from the SEC at www.sec.gov. Alternatively, you may request copies of these materials from the joint book-running managers by contacting Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Barclays Capital Inc. toll-free at 1-888-603-5847, or Lloyds Securities Inc. at 1-212-930-5039.
About Fidelis Insurance Group
Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio that we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with offices in Ireland and the United Kingdom, Fidelis Insurance Group operating companies have an insurer financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release, in interviews and in related posts, constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While the management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Important risk factors regarding the Company can be found under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which are incorporated herein by reference. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk